FILED BY MANPOWER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COMSYS IT PARTNERS, INC.

COMMISSION FILE NO. 000-27792

Manpower Inc. (NYSE: MAN)
February 2010

 This presentation includes forward-looking statements which are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company’s Annual Report on Form 10-K dated
 December 31, 2009, which information is incorporated herein by reference, and such other factors as may be described from time to time in the Company’s SEC filings.
 This presentation does not constitute an offer of any securities for sale. The exchange offer related to the acquisition of COMSYS IT Partners, Inc. has not commenced.  Manpower intends to commence an exchange offer and file a
 Schedule TO and a registration statement on Form S-4, and COMSYS intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the
 Securities and Exchange Commission in connection with the transaction.
 Manpower and COMSYS expect to mail a Preliminary Prospectus, the Schedule
 14D-9 and related exchange offer materials to stockholders of COMSYS.
 These documents, however, are not currently available. INVESTORS AND
 SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS
 CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN
 IMPORTANT INFORMATION ABOUT MANPOWER, COMSYS AND THE
 TRANSACTION. Documents filed with the SEC by Manpower and COMSYS may be obtained without charge at the SEC's website at www.sec.gov, and at
 Manpower's website at www.manpower.com or COMSYS' website at
 www.comsys.com.
Forward-Looking Statement

Manpower Inc. (NYSE: MAN)
February 2010
At Manpower, our job is helping the world work,
and today it’s more important than ever before.
Despite the challenging business
environment, we remain true to our long-
term strategy. This is no easy task: It
requires careful planning, expertise and
agility. With confidence and focus
Manpower will emerge stronger and
smarter than ever.
OUR VISION is to lead in the
creation and delivery of services
that enable our clients to win in
the changing world of work.

Manpower Inc. (NYSE: MAN)
February 2010
Manpower Facts
 2009 Segment Revenues in millions ($)
 2009 Segment Operating Unit Profit* in millions ($)
400,000 clients
28,000 employees
82 countries/territories
$16 billion in revenues in 2009
3 million placements
4,000 offices
9 million trained

Americas 2,561.0 (16%)
France 4,675.5 (29%)
EMEA 6,322.5 (39%)
Asia Pacific 1,728.0 (11%)
Right Management 559.4 (4%)
Jefferson Wells 192.3 (1%)
*Excludes non-recurring items as detailed in our earnings release and further explained on our website.
Americas (4.0)
France 26.4
EMEA 73.0
Asia Pacific 29.1
Right Management 113.4
Jefferson Wells (15.4)

Manpower Inc. (NYSE: MAN)
February 2010
We Offer Solutions for Employers of all Sizes

End-to-End Services for the
Employment Lifecycle
 Our comprehensive range of services
 allows us to help employers raise their
 productivity through improved quality,
 efficiency and cost-reduction strategies
 at every stage of their business evolution.
 And because we focus on their talent
 needs, they can concentrate on their
 core business activities.
The Manpower Group of Companies:

Manpower Inc. (NYSE: MAN)
February 2010
A Recognized Leader
Recent accolades
In 2009, Institutional Investor magazine named Manpower
the Most Shareholder-Friendly Company in the Business
& Professional Services category for the fourth year in a
row, based on interviews with directors of research, chief
investment officers, portfolio managers and analysts.
In 2009, Manpower was named as one of Fortune’s
most admired companies in the staffing industry for the
seventh year in a row by a group of 10,000 executives,
directors and security analysts.
Forbes magazine named Manpower to its 2008 list of the
best-managed companies for the sixth time, citing
Manpower’s integrity in the areas of accounting and
governance, financial condition and earnings quality.
Manpower ranked 119th on the 2009 Fortune 500 list
of the largest companies in America.
Manpower ranked 432nd on the 2009 Fortune Global
500 list of the largest companies in the world.
Named a Global High Performer in 2007, Manpower
ranked 1,306th on the 2009 Forbes Global 2000
ranking of the largest public companies in the world.
In 2009, Manpower was named one of America’s greenest
“big” companies by Newsweek Magazine. The U.S. Green
Building Council awarded Manpower Gold Status under
LEED certification system for its “green” headquarters.
Since 2008, Manpower has been listed on the
FTSE4Good Index Series, which measures the
performance of companies that meet globally recognized
corporate responsibility standards, and facilitates
investment in those companies.
America’s Most Shareholder-Friendly
America’s Most Admired Companies
America’s Best Managed Companies
Fortune America 500
Fortune Global 500
Forbes Global 2000
Greenest Big Companies in America
FTSE4Good Index

Manpower Inc. (NYSE: MAN)
February 2010
 Organization
 and Culture
 Evolving our
 organization
 and culture
 requires attracting
 and
 retaining high
 quality people for
 the long term.
 It also requires
 creating an
 environment that
 promotes
 entrepreneurship,
 rewards high
 performance, and
 motivates us to
 reach our full
 potential.
 Improving our
 efficiency
 means achieving
 speed, quality and
 effective use of
 resources
 throughout all our
 operations.
 Efficiency
 Demonstrating our
 commitment to
 innovation
 requires us to
 continuously
 capture creativity in
 local markets, and
 replicate this
 around the world.
 Our role is to
 develop and
 expand our
 capabilities, while
 creating services
 targeted to what’s
 new and what’s
 next in the world of
 work.
 Innovation
 Thought
 Leadership
 Maintaining our
 thought
 leadership
 means
 continuously
 anticipating future
 dynamics of the
 market and
 contributing to the
 design of social
 and employment
 systems on a
 global basis.
 Generating more
 revenue
 requires us to
 develop strategic
 insights about
 our clients’
 needs and
 goals, elevating
 and broadening
 our mutually-
 beneficial
 relationships and
 measuring our
 contribution to
 our clients’
 businesses.
 Revenue
Key Strategies

Manpower Inc. (NYSE: MAN)
February 2010
2010 Global Strategic Priorities
To achieve our vision, better service our clients and candidates, and differentiate ourselves from our competition, the Manpower group of companies will focus on:
Manpower Experience
 • Candidate Experience
 • Client Experience
Digital Strategy
 • MyPath
 • Direct Talent
 • Direct Office / Direct Time
Manpower Professional
 • ICT, Engineering, Finance and
 Accounting
 • Go-to-Market Strategy
 • Enhanced Business Model
New Services & Sectors
 • Manpower Business Solutions
 -RPO (Recruitment Process Outsourcing)
 -MSP (Managed Service Programs)
 -TBO (Task Based Outsourcing)
 • Workforce Strategy
 • Government Sector

Manpower Inc. (NYSE: MAN)
February 2010
Specialty
Core
Margins
Staffing
HR Consulting
Where We’re Going
Permanent
Professional
Outplacement
F&A
MBS

Manpower Inc. (NYSE: MAN)
February 2010
COMSYS Acquisition Summary

February 2010
Announced
$17.65 per share; $431 million enterprise value
Purchase Price
50% stock / 50% cash, with option to pay all cash
Consideration
April 2010
Expected Closing
$20 million by 2011 (3% of revenue)
Synergies
Accretive in 2010, excluding intangible amortization costs
EPS Accretive

Manpower Inc. (NYSE: MAN)
February 2010
COMSYS Business Overview

• Third largest IT staffing and
 managed solutions company in the
 U.S. with $650 million in revenue.
 - Project Management
 - Business Analysis
 - Network Infrastructure
 - Business Intelligence
 - Applications Programming and
 Development
 - Quality Assurance and Testing
 - Workforce Solutions (RPO and
 MSP)
• National footprint with 52 branches
• Diversified client base across several
 high-growth industry sectors

Manpower Inc. (NYSE: MAN)
February 2010
Combined Professional Staffing Business

Combined revenue of Manpower Professional and COMSYS will be over $2.5 billion
Combined number of contractors on assignment daily will be over 25,000
Combined footprint will be 400 offices
Combined MSP offering will be total flow through dollars of $3.5 billion
* Includes Manpower Professional, Elan and Comsys

Manpower Inc. (NYSE: MAN)
February 2010
 $975M
 $185M
 2009 Pro forma
 1999
11%

Diversifying Via Specialty Services
Evolution of Specialty Gross Margin
Manpower Professional
Elan
COMSYS
Jefferson Wells
Right Management
Gross margin from specialty
services now exceeds one-third of
our total gross margin.
% of Total GP
* 2009 Pro forma includes the results of COMSYS IT Partners
*
33%

Manpower Inc. (NYSE: MAN)
February 2010
Exciting Growth Opportunities
SOURCE: Manpower estimates
Italy	0.9%	+++	16%
Nordics	1.0%	+++	30%
Germany	1.4%	+++	5%
Japan	1.8%	++	3%
US	1.5%	+	3%
France	2.1%	+	21%
UK	3.5%	+	4%
Staffing Market
Penetration
Growth
Opportunity
Manpower
Market Share

Manpower Inc. (NYSE: MAN)
February 2010
 • First foreign company to
  receive a license to provide
  temporary staffing services
  in China; largest network with
  19 offices in 19 cities
Capitalizing on Emerging Markets
 Manpower continues to shape labor policy in emerging economies, resulting in new sources of revenue.
 • Extensive network in Eastern Europe
  with 136 offices in 12 countries
 • Established operations in
  the Middle East with the
  2007 acquisition of one of the
  leading professional staffing
  and recruitment companies
  in the region
 • First to provide
  employment services
  in Vietnam
 • India’s largest ITeS
  staffing firm with 22
  offices in 13 cities

Manpower Inc. (NYSE: MAN)
February 2010
Financial Highlights
• Quarter Financial Summary
• Full Year Cash Flow Summary
• Balance Sheet
• Trend Analysis: Revenue
 and Operating Profit
• Operating Cash Flows
• Return on Invested Capital
• Financial Targets
• Record of Long-Term Growth

Manpower Inc. (NYSE: MAN)
February 2010

Financial Summary - Fourth Quarter
($ in millions, except EPS)
  (1) Constant currency is further explained in our quarterly filings with the SEC.
  (2) 2009 excludes reorganization charges of $12.7M.
  (3) 2008 excludes the impact of the French business tax refund, French payroll tax change, and $37.2M of reorganization charges.
(1)
(2)
(3)

Manpower Inc. (NYSE: MAN)
February 2010

Cash Flow Summary - Full Year

Manpower Inc. (NYSE: MAN)
February 2010

Balance Sheet
December 31, 2009 ($ in millions)
 Assets
 $6,214
 3,071
 2,128
 1,015
 Cash
 Accounts Receivable
 Other Assets
 Liabilities
 & Equity
 $6,214
 2,537
 2,920
 Other Liabilities
 Total Debt
 Equity
 757

Manpower Inc. (NYSE: MAN)
February 2010
Trend Analysis
 (1) Excludes non-recurring items as detailed in our earnings release and further explained on our website. As reported, operating profit was $41.7M in 2009, $493.5M in 2008 and $811.2M in 2007 and OP% was 0.3%, 2.3% and 4.0%, respectively.
 25
 20
 15
 10
 5
 0
  50.0%
  35.0%
  20.0%
  5.0%
 -10.0%
 -25.0%
 +9.0%
 +10.0%
 +7.9%
 +2.1%
 -2.6%
 +0.4%
 +20.8%
 10.8
 15.8
 17.6
 20.5
 21.5
 2000
 2001
 2002
 2003
 2004
 2005
 2006
 2007
 2008
 Dollars in Billions
 % = Variance in constant currency
 Revenue
 750
 600
 450
 300
 150
 0
 7.5%
 7.0%
 4.5%
 3.0%
 1.5%
 0.0%
 +17.6%
 +21.9%
 +8.4%
 +43.1%
+1.5%
 -7.9%
 +47.5%
 311.0
 233.1
 259.1
 428.8
 532.1
 680.6
 631.4
 2000
 2001
 2002
 2003
 2004
 2005
 2006
 2007
 2008
 Dollars in Millions
 % = Variance in constant currency
 Operating Profit
 OP% 2.9% 2.3% 2.2% 2.1% 2.7% 2.7% 3.0% 3.3% 2.9% 0.8%
 +0.5%
 -12.9%
 (1)
 (1)

 16.0
 -20.9%
 2009
 2009
 12.1
 +13.1%
 136.3
 -78.1%
 237.6
 -21.6%
 Y-O-Y Growth
 in CC%
 OP Margin
 (1)
 397.8
 10.5
 10.5
 14.7

Manpower Inc. (NYSE: MAN)
February 2010
Operating Cash Flows
($ in millions)
 * Free Cash Flow is equal to cash provided by operating activities less capital expenditures, and is further explained on our website.
 Free Cash Flow *
 Capital Expenditures
 130.3
 82.6
 212.9
 281.0
 227.9
 223.4
 187.4
 268.8
 359.1
 432.2
 87.3
 58.5
 55.5
 67.9
 77.6
 80.0
 91.6
 279.1
 119.5
 167.9
 169.4
 193.7
 698.9
 93.1
 792.0
 340.6
 191.2
 Share Repurchases
 2000
 $20.0
 2001
 $3.3
 2002
 $30.7
 2003
 -
 2004
 -
 2005
 $217.6
 2006
 $235.9
 2007
 $419.2
 2008
 $125.4

 379.2
 35.1
 2009
 -
 414.3

Manpower Inc. (NYSE: MAN)
February 2010
Return on Invested Capital* (ROIC)
 *  Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt (total debt less cash and cash equivalents) and equity for the year, and is further explained on our website.
 2009, 2008 and 2007 exclude non-recurring items as detailed in our earnings releases.
2007
2006
2005
2004
2003
11.4%
13.3%
10.9%
9.8%
15.6%
2008
13.0%

2009
5.7%

Manpower Inc. (NYSE: MAN)
February 2010
Financial Targets
 Revenue
 Growth
 >
 Market
 Operating
 Profit
 Margin
 >
 4%
 EPS
 Growth
 >
 15%
 Constant
 Currency
 ROIC
 >
 15%
 SG&A
 Expense
 <
 80% of
 Gross
 Profit

Manpower Inc. (NYSE: MAN)
February 2010
Strong Record of Long-Term Growth
• Balanced service portfolio
• Geographic diversification
• Well positioned for emerging market growth
• Clear, effective strategy
• Seasoned management team
• Industry leader with superior brand recognition

Additional Information

This presentation is being filed by Manpower Inc. pursuant to Rule 425 under the Securities Act of 1933. This presentation does not constitute an offer of any securities for sale. The exchange offer described above has not commenced. Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and COMSYS intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Manpower and COMSYS expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related exchange offer materials to stockholders of COMSYS. These documents, however, are not currently available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MANPOWER, COMSYS AND THE TRANSACTION. Documents filed by Manpower with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Manpower’s website at www.manpower.com. Documents filed by COMSYS with the SEC may be obtained without charge at the SEC's website and at COMSYS’ website at www.comsys.com.

Forward-Looking Statements

This presentation contains statements, including statements regarding timing, completion and results of the proposed transaction, that are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause actual results to differ materially from those contained in the forward-looking statements include, among others, the risk that the exchange offer and the merger will not close; the risk that Manpower’s business and/or COMSYS’ business will be adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that Manpower’s expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of Manpower’s or COMSYS’ products or services may be reduced; the impact of economic conditions; the impact of competition and pricing; and other factors found in the Manpower’s and COMSYS’ reports filed with the SEC, including the information under the heading ‘Risk Factors’ in Manpower’s Annual Report on Form 10-K for the year ended December 31, 2009 and COMSYS’ Annual Report on Form 10-K for the fiscal year ended December 28, 2008, which information is incorporated herein by reference.